FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-3788	Commission File Number: 1-4039

N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Exact name of registrant as specified in its charter)	The “Shell” Transport and Trading Company, Public Limited Company (Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company (Translation of registrar’s name into English)

The Netherlands (Jurisdiction of incorporation or organisation)	England (Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands Tel No: (011 31 70) 377 9111 (Address of principal executive officers)	Shell Centre, London SE1 7NA, England Tel No: (011 44 20) 7934 1234 (Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company (the Registrants) are furnishing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description

99.1	Regulatory release.
99.2	Royal Dutch/Shell Group of Companies First Quarter 2005 Unaudited Condensed Interim Financial Report.
99.3	N.V. Koninklijke de Nederlandsche Petroleum Maatschappi (Royal Dutch Petroleum Company) First Quarter 2005 Unaudited Condensed Interim Financial Report.
99.4	The “Shell” Transport and Trading Company, p.l.c. First Quarter 2005 Unaudited Condensed Interim Financial Report.

END

Contact — Investor Relations
UK:	David Lawrence	+44 20 7934 3855
UK:	Gerard Paulides	+44 20 7934 6287
Continental Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112

Contact — Media
International & UK:	Andy Corrigan	+44 20 7934 5963
	Simon Buerk	+44 20 7934 3453
	Lisa Givert	+44 20 7934 2914
	Bianca Ruakere	+44 20 7934 4323
	Susan Shannon	+44 20 7934 3277
The Netherlands:	Shell Media contact	+31 70 377 8750

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

By:/s/ Jeroen van der Veer	By:/s/ Mark Edwards
Name: Jeroen van der Veer Title: President/Managing Director	Name: Mark Edwards Title: Assistant Company Secretary

By:/s/ Michiel Brandjes
Name: Michiel Brandjes Title: Company Secretary

Date: 9 May 2005